SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

MONOPAR THERAPEUTICS INC
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

61023L108
(CUSIP Number)

Gem Pharmaceuticals LLC 200 Randolph Avenue, Huntsville, AL, 35801 (256) 539-6000
(Name, address and telephone number of person authorized to receive notices and communications)

December 18, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 61023L108	SCHEDULE 13D	Page 1 of 11 Pages

1	NAME OF REPORTING PERSONS GEM PHARMACEUTICALS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ALABAMA
NUMBER OF	7	SOLE VOTING POWER	3,055,394
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0.00
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	3,055,394
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0.00
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 61023L108	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS DIANE HENDRICKS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER	468,750
SHARES BENEFICIALLY	8	SHARED VOTING POWER	3,055,394
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	468,750
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	3,055,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,524,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 61023L108	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS KARL LEO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER	156,564
SHARES BENEFICIALLY	8	SHARED VOTING POWER	3,055,394
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	156,564
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	3,055,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,211,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 61023L108	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS ARTHUR KLAUSNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER	38,802 (1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER	3,055,394
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	38,802 (1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	3,055,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,094,196 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29% (1)
14	TYPE OF REPORTING PERSON IN

(1) INCLUDES 38,802 STOCK OPTIONS EXERCISABLE WITHIN 60 DAYS

CUSIP No. 61023L108	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS PHARMA INVESTMENTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF	7	SOLE VOTING POWER	0.00
SHARES BENEFICIALLY	8	SHARED VOTING POWER	3,055,394
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0.00
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	3,055,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 61023L108	SCHEDULE 13D	Page 6 of 11 Pages

Item 1.	Security and Issuer.

(a)
The class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Monopar Therapeutics Inc. (the “Issuer”).

(b)
The Issuer’s principal executive offices are located at 1000 Skokie Blvd., Ste 350, Wilmette, IL, 60091.

Item 2.	Identity and Background.

(a)
The persons and entities filing this Schedule 13D (the “Reporting Persons”) are Gem Pharmaceuticals LLC ("Gem"), an Alabama limited liability company, Diane Hendricks, Karl Leo, Arthur Klausner, and Pharma Investments LLC, an Alabama limited liability company (“Pharma”). Other than in connection with the election of directors as described in Item 6 below, Gem has sole voting and investment power over 3,055,394 of the shares of common stock held by TacticGem LLC (“TacticGem”). Diane Hendricks, Karl Leo, Arthur Klausner, and Pharma Investments LLC are managers of Gem and collectively share voting control over the securities beneficially owned by Gem as described herein. Pharma owns a controlling share of Gem and Diane Hendricks and Karl Leo own a controlling share of Pharma, so Pharma and its controlling shareholders have indirect control over the securities described herein.

(b)
The address of the principal place of business for each of the Reporting Persons is c/o Gem Pharmaceuticals LLC, 200 Randolph Ave., Huntsville, AL 35801.

(c)
The principal occupation of each of the Reporting Persons is as follows: Ms. Hendricks is the co-founder and chair of ABC Supply co.inc. and Mr. Klausner is a chief executive officer of a start-up drug development company; Mr. Leo is an attorney in his own firm; and Gem and Pharma are investment holding companies.

(d)
During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

On August 25, 2017, the Issuer executed definitive agreements with Gem, pursuant to which Gem formed Tactic Gem with Tactic Pharma LLC (“Tactic Pharma”), the Issuer’s largest shareholder at that time. Gem contributed certain of Gem’s drug candidates’ intellectual property and agreements, along with $5,000,000 in cash (the “Gem Contributed Assets”) to TacticGem for a 42.633% interest in TacticGem, and Tactic Pharma contributed 4,111,273 shares of common stock of the Issuer to TacticGem for a 57.367% interest in TacticGem. Then, TacticGem contributed the Gem Contributed Assets to the Issuer in exchange for 3,055,394 newly issued shares of common stock of the Issuer (31.4% on a fully-diluted basis at that time) (the two contributions collectively, the “Gem Transaction”). The Gem Transaction closed on August 25, 2017.

For Diane Hendricks, Lines 7 and 9 in the cover page table reflect the purchase of 468,750 shares of Common Stock in the Issuer’s initial public offering (the “Offering”) on December 18, 2019 by DMH Business LLC at the public offering price of $8.00 per share of Common Stock. DMH Business LLC purchased the shares using its own funds. As a manager of DMH Business LLC, Ms. Hendricks may be deemed to have sole voting and dispositive power over these shares.

CUSIP No. 61023L108	SCHEDULE 13D	Page 7 of 11 Pages

For Karl Leo, Lines 7 and 9 in the cover page table reflect the purchase of 156,564 shares of Common Stock in the Offering on December 18, 2019 by KWL Investments II LLC at the public offering price of $8.00 per share of Common Stock. KWL Investments II LLC purchased the shares using its own funds. As a manager of KWL Investments II LLC, Mr. Leo may be deemed to have sold voting and dispositive power over these shares. In addition, Mr. Leo purchased 313.75 shares of Common Stock in the Offering on December 18, 2019 at the public offering price of $8.00 per share of Common Stock using his personal funds.

Item 4.	Purpose of the Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes. Mr. Klausner serves as a director of the Company pursuant to Gem’s nomination rights pursuant to the TacticGem limited liability agreement described in Item 6 below, and in such capacity participates in the decision-making process of the Issuer’s board of directors in the ordinary course. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a,b)
Refer to the cover pages and Item 2 above. All percentages are calculated based on 10,587,632 shares of Common Stock outstanding after giving effect to the issuance of 1,277,778 shares of Common Stock the Offering. This amount includes full exercise of the underwriters’ option to purchase additional shares. The Offering is expected to close on December 23, 2019, subject to customary closing conditions.

(c)
Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)
Not applicable.

(e)
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Refer to the transaction described in Item 3 above.

CUSIP No. 61023L108	SCHEDULE 13D	Page 8 of 11 Pages

The limited liability company agreement of TacticGem provides that the manager will vote its shares of the Issuer to elect to the Board of Directors of the Issuer those persons nominated by Tactic Pharma plus one person nominated by Gem. The Gem board nomination right terminated upon the Issuer’s listing on the Nasdaq Capital Market in connection with the Offering. Additionally, other than in the elections of directors the limited liability company agreement requires TacticGem to pass through votes to its members in proportion to their membership percentages in TacticGem. Pursuant to this provision, other than in connection with the election of directors, Gem has sole voting power of 3,055,394 of the shares of Common Stock held by TacticGem. In addition, after an initial holding period, which ends after the Issuer has been subject to the reporting requirements of the Exchange Act and has filed all required reports for a period of at least 12 months (the “Initial Holding Period”), either member of TacticGem can cause up to its proportionate shares of Common to be distributed to it. Because the Initial Holding Period has passed, Gem has the right to cause the distribution to it by TacticGem of the 3,055,394 shares attributed to it. As such, Gem has sole dispositive power of these shares.

Gem also has certain registration rights pursuant to an agreement between the Issuer and TacticGem, which obligates the Issuer to file Form S-3 or other appropriate form of registration statement covering the resale of Common Stock by TacticGem, Gem, or Tactic Pharma, upon direction by TacticGem.

In connection with the Offering, Gem, Arthur Klausner and certain other holders of shares of the Issuer’s common stock have entered into Lock-Up Agreements with the Issuer’s underwriters or otherwise agreed that, without the prior written consent of JonesTrading Institutional Services LLC, for a period of 180 days following the Offering, they will not, offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of common stock of the Issuer or securities convertible into or exchangeable or exercisable for any shares of common stock of the Issuer, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock of the Issuer, whether any such aforementioned transaction is to be settled by delivery of the common stock of the Issuer or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

Item 7.	Material to be filed as Exhibits.

EXHIBIT A
Agreement of Joint Filing

CUSIP No. 61023L108	SCHEDULE 13D	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEM PHARMACEUTICALS LLC

Dated: December 20, 2019	By:	/s/ Karl Leo
Karl Leo Managing Member

PHARMA INVESTMENTS LLC

Dated: December 20, 2019	By:	/s/ Diane Hendricks
Diane Hendricks Managing Member

Dated: December 20, 2019	By:	/s/ Diane Hendricks
Diane Hendricks

Dated: December 20, 2019	By:	/s/ Karl Leo
Karl Leo

Dated: December 20, 2019	By:	/s/ Arthur Klausner
Arthur Klausner

CUSIP No. 61023L108	SCHEDULE 13D	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit	Description
A	Agreement of Joint Filing

CUSIP No. 61023L108	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Monopar Therapeutics Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

GEM PHARMACEUTICALS LLC

Dated: December 20, 2019	By:	/s/ Karl Leo
Karl Leo Managing Member

PHARMA INVESTMENTS LLC

Dated: December 20, 2019	By:	/s/ Diane Hendricks
Diane Hendricks Managing Member

Dated: December 20, 2019	By:	/s/ Diane Hendricks
Diane Hendricks

Dated: December 20, 2019	By:	/s/ Karl Leo
Karl Leo

Dated: December 20, 2019	By:	/s/ Arthur Klausner
Arthur Klausner